FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2012

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim unaudited consolidated financial statements as of March 31, 2012 and 2011 and for the three-month periods then ended

Report on review of interim consolidated financial statements

To the Shareholders of Compañia de Minas Buenaventura S.A.A.

We have reviewed the accompanying consolidated financial statements of Compañia de Minas Buenaventura S.A.A. (a Peruvian company) and Subsidiaries (together the "Company and Subsidiaries"), which comprises the consolidated statement of financial position as of March 31, 2012, and the related consolidated income statements, statement of comprehensive income, changes in shareholders’ equity and cash flows for the three month periods ended March 31, 2012 and 2011 and other explanatory notes. Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on them based on our review.

We conducted our review in accordance with International Auditing Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information is limited primarily to making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards. Consequently, it does not enable us to obtain an assurance that we would become aware of all material matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that would lead us to believe that the accompanying interim consolidated financial statements were not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”.

Lima, Peru

April 27, 2012

Countersigned by:

Marco Antonio Zaldívar
C.P.C.A. Register No.12477

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of March 31, 2012 (unaudited) and December 31, 2011 (audited)

	Note	2012	2011
		US$(000)	US$(000)

Asset
Current asset
Cash and cash equivalents	5(a)	514,092	470,847
Financial assets at fair value through profit or loss		55,451	62,299
Trade accounts receivable, net	14(b)	129,550	172,569
Other accounts receivable		46,142	48,521
Accounts receivable from associates	17(b)	35,606	47,425
Embedded derivatives for concentrates sales, net		728	-
Derivative financial instruments		-	1,283
Inventory, net	6(a)	165,105	149,108
Prepaid expenses		11,566	16,234

Total current asset		958,240	968,286

Other accounts receivable		6,839	5,570

Other accounts receivable from associates	17(b)	46,807	32,262

Long-term inventory	6(a)	49,561	48,845

Prepaid expenses		88	-

Investment in associates	7(a)	2,071,288	1,935,004

Mining concessions, development cost and property, plant and equipment, net	8	879,695	830,997

Deferred income tax asset, net	13(a)	112,251	125,538

Other assets		6,365	7,047

Total assets		4,131,134	3,953,549

	Note	2012	2011
		US$(000)	US$(000)
Liabilities and shareholders’ equity, net
Current liability
Trade accounts payable		133,391	142,375
Income tax payable		33,720	36,423
Dividends payable	12(a)	118,529	1,052
Other accounts payable	9	72,080	40,098
Provisions	10	52,523	91,287
Other accounts payable to associates	17(b)	1,102	883
Embedded derivatives for concentrates sales, net		-	7,306
Derivative financial instruments		1,679	-
Financial obligations	11	542	1,042

Total current liabilities		413,566	320,466

Other non-current provisions	10	84,911	86,528
Other accounts payable to associates	17(b)	936	1,004
Financial obligations	11	115,667	105,072

Total liability		615,080	513,070

Shareholders’ equity, net
Capital stock, net of treasury shares for US$62,622,000		750,540	750,540
Investment shares, net of treasury shares for US$142,000		2,019	2,019
Additional paid-in capital		225,978	225,978
Legal reserve		162,639	162,639
Other reserves		269	269
Retained earnings		2,140,461	2,034,768
Cumulative unrealized, gain (loss)		1,287	2,068

Shareholders´equity, net attributable to owners of the parent		3,283,193	3,178,281
Non-controlling interest		232,861	262,198

Total shareholders’ equity, net		3,516,054	3,440,479

Total liabilities and shareholders’ equity, net		4,131,134	3,953,549

The accompanying notes are an integral part of this statement.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Income Statement (unaudited)

For the quarters ended March 31, 2012 and 2011

	Note	2012	2011
		US$(000)	US$(000)
			(Note 3)
Operating income
Net sales	14(a)	358,981	363,480
Royalty income		18,057	12,267

Total income		377,038	375,747

Operating costs
Cost of sales, without considering depreciation and amortization	15	(133,341)	(111,508)
Exploration in units in operation		(28,669)	(22,259)
Depreciation and amortization		(23,404)	(21,503)
Royalties		(9,878)	(14,323)

Total operating costs		(195,292)	(169,593)

Gross income		181,746	206,154

Operating expenses
Administrative	16	(29,818)	(16,982)
Exploring in non-operating areas		(19,427)	(10,604)
Selling		(2,773)	(2,205)
Other operating income, net		1,779	2,009

Total operating expenses		(50,239)	(27,782)

Operating income		131,507	178,372

Other income (expenses), net
Share in the results of associates	7(b)	135,986	112,919
Interest income		2,749	3,335
Interest expense		(1,296)	(2,145)
Loss from currency exchange difference, net		(285)	(798)

Total other income, net		137,154	113,311

Income before income tax and non-controlling interest		268,661	291,683
Income tax	13(b)	(47,675)	(45,539)

Net income		220,986	246,144

Attributable to :
Non-controlling interest		13,514	21,374
Owners of the parent		207,472	224,770

		220,986	246,144

Basic and diluted earnings per share attributable to owners of the parent, stated in U.S. dollars		0.82	0.88

Weighted average number of shares outstanding (common and investment), in units		254,442,328	254,442,328

The accompanying notes are an integral part of this statement.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Comprehensive Income (unaudited)

For the quarters ended March 31, 2012 and 2011

	2012	2011
	US$(000)	US$(000)
		(Note 3)

Net income	220,986	246,144

Net change in unrealized gain (loss) on hedging derivative financial instruments	(2,962)	4,483
Income tax for the effect on change in unrealized gain (loss) on hedging derivate financial instruments	1,025	(1,345)

	(1,937)	3,138

Net change in unrealized gain on other investments	287	50
Income tax for the effect on change in unrealized gain on other investments	(86)	(15)

	201	35

Other comprehensive income	(1,736)	3,173

Total comprehensive income	219,250	249,317

Attributable to:
Owners of the parent	206,691	226,050
Non-controlling interest	12,559	23,267

	219,250	249,317

The accompanying notes are an integral part of this statement.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

For the quarters ended March 31, 2012 and 2011

	Attributable to owners of the parent
	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid- in capital	Legal reserve	Other reserves	Retained earnings	Cumulative unrealized, gain (loss)	Total	Non- controlling interest	Total equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2011 (note 3)	253,759,664	750,540	2,019	225,978	162,633	269	1,471,012	(5,906)	2,606,545	238,792	2,845,337
Net income	-	-	-	-	-	-	224,770	-	224,770	21,374	246,144
Net change in unrealized loss on hedging derivative financial instruments held by El Brocal	-	-	-	-	-	-	-	1,245	1,245	1,893	3,138
Net change in unrealized gain on other investments	-	-	-	-	-	-	-	35	35	-	35

Total comprehensive income of the year	-	-	-	-	-	-	224,770	1,280	226,050	23,267	249,317

Dividends declared, notes 12(a) and 12(b)	-	-	-	-	-	-	(83,967)	-	(83,967)	(23,118)	(107,085)
Expired dividends	-	-	-	-	6	-	-	-	6	-	6

Balance as of March 31, 2011 (note 3)	253,759,664	750,540	2,019	225,978	162,639	269	1,611,815	(4,626)	2,748,634	238,941	2,987,575

Balance as of January 1, 2012	253,759,664	750,540	2,019	225,978	162,639	269	2,034,768	2,068	3,178,281	262,198	3,440,479
Net income	-	-	-	-	-	-	207,472	-	207,472	13,514	220,986
Net change in unrealized loss on hedging derivative financial instruments held by El Brocal	-	-	-	-	-	-	-	(982)	(982)	(955)	(1,937)
Net change in unrealized gain on other investments	-	-	-	-	-	-	-	201	201	-	201

Total comprehensive income of the year
	-	-	-	-	-	-	207,472	(781)	206,691	12,559	219,250
Dividends declared, notes 12(a) and 12(b)	-	-	-	-	-	-	(101,779)	-	(101,779)	(29,222)	(131,001)
Capital stock reduction of Minera La Zanja S.R.L., note 1(f)	-	-	-	-	-	-	-	-	-	(12,674)	(12,674)

Balance as of March 31, 2012	253,759,664	750,540	2,019	225,978	162,639	269	2,140,461	1,287	3,283,193	232,861	3,516,054

The accompanying notes are an integral part of this statement.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows (unaudited)

For the quarters ended March 31, 2012 and 2011

	2012	2011
	US$(000)	US$(000)
		(Note 3)
Operating activities
Proceeds from sales	393,773	396,795
Royalty received	14,408	14,150
Value added tax (VAT) recovered	8,772	4,035
Dividends received	2,406	-
Interest received	2,045	2,480
Payments to suppliers and third parties	(155,218)	(186,257)
Payments to employees	(98,796)	(58,454)
Income tax paid	(21,476)	(30,232)
Payments of royalties	(9,683)	(15,573)
Payments of interest	(242)	(576)

Net cash and cash equivalents provided by operating activities	135,989	126,368

Investment activities
Proceeds from sale of mining concessions, development cost and property, plant and equipment	(76,471)	(43,134)
Decrease in time deposits	7,596	14,833
Contributions to associates	(4,742)	(9,079)

Net cash and cash equivalents used in investment activities	(73,617)	(37,380)

Financing activities
Increase in financial obligations	10,095	11,387
Dividends paid to non-controlling interest, note 12(c)	(29,222)	(23,118)

Net cash and cash equivalents used in financing activities	(19,127)	(11,731)

Decrease in cash and cash equivalents for the period, net	43,245	77,257
Cash and cash equivalents at beginning of period	470,847	582,861

Cash and cash equivalents at the period-end, note 5(a)	514,092	660,118

Consolidated Statements of Cash Flows (continued)

	2012	2011
	US$(000)	US$(000)
		(Note 3)
Reconciliation of net income to cash and cash equivalents provided by operating activities
Net income attributable to owners of the parent	207,472	224,770
Add (less)
Depreciation and amortization	23,404	21,503
Deferred income tax	14,313	17,531
Net income attributable to non-controlling interest	13,514	21,374
Accretion expense of the provision for closure of mining units	1,054	1,568
Provision (reversal) for obsolescent inventories	902	(1,783)
Loss from currency exchange difference	285	798
Share in the results of associates, net of dividends received in cash, note 7	(133,580)	(112,919)
Provisions	(40,381)	(55,932)
Provision for estimated fair value of embedded derivatives of concentrate sales and adjustments on open liquidations	(19,349)	(6,957)
Net changes in assets and liabilities accounts
Decrease (increase) in operating assets -
Trade accounts receivable	43,019	39,995
Other accounts receivable	(16,985)	(21,774)
Other accounts receivable from associates	(2,726)	8,156
Inventory	(16,713)	(26,828)
Prepaid expenses	15,323	(875)
Increase (decrease) in operating liabilities -
Trade accounts payable	(8,984)	(17,090)
Income tax payable	(2,703)	(1,227)
Other accounts payable	58,124	36,058

Net cash and cash equivalents provided by operating activities	135,989	126,368

Transactions that did not affect cash flows:
Dividends declared and not paid (note 7)	(133,580)	(112,919)

The accompanying notes are an integral part of this statement.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the interim consolidated financial statements (unaudited)

As of March 31, 2012 and 2011

1.	Identification and business activity

(a)	Identification -

Compañia de Minas Buenaventura S.A.A. (hereafter “Buenaventura” or “the Company”) is a publicly traded corporation incorporated in 1953. Buenaventura’s stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent Company shares deposited in the Bank of New York. Buenaventura’s legal domicile is at Carlos Villaran Avenue 790, Santa Catalina, Lima, Peru.

(b)	Business activity -

Buenaventura (individually and in association with third parties) is engaged in the exploration, extraction, concentration, smelting and commercialization of polymetallic ores and metals.

Buenaventura directly operates seven mining units located in Peru: Uchucchacua, Orcopampa, Poracota, Julcani, Recuperada, Antapite and Ishihuinca. In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit, Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit and Compañia de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. (hereinafter “Cedimin”), which operates the Shila - Paula mining unit. The Company also holds interests in a number of other mining companies. The Company also owns an electric power distribution company, an electric power generation company (in construction stage), a mining engineering services company and another company which will provide chemical processing to treat concentrates from Uchucchacua. See note 1(d).

(c)	Approval of consolidated financial statements –

The consolidated financial statements as of March 31, 2012 were approved by Management on April 18, 2012 and will be presented for the approval of the Board of Directors and the Shareholders within the terms established by law. In Management’s opinion, the accompanying consolidated financial statements will be approved without changes by the Board of Directors and Shareholders’ Meetings that will be held in April 27, 2012.

Notes to the interim consolidated financial statements (unaudited) (continued)

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentage as of
	March 31, 2012		December 31, 2011
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Investment and mining concessions held, exploration and exploitation of minerals

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. – CEDIMIN	82.91	17.09	82.91	17.09
Compañía Minera Condesa S.A.	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	100.00	-	100.00	-
Sociedad Minera El Brocal S.A.A. (e)	2.54	48.18	2.54	48.18
Inversiones Colquijirca S.A.	99.99	-	99.99	-
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L. (f)	53.06	-	53.06	-
Minera Julcani S.A. de C.V.	100.00	-	100.00	-
Compañía de Minas Buenaventura Chile Ltda.	100.00	-	100.00	-

Electric power activity
Consorcio Energético de Huancavelica S.A.	100.00	-	100.00	-
Empresa de Generación Huanza S.A. (g)	-	100.00	-	100.00

Service providers
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	100.00	-	100.00

Industrial activities
Procesadora Industrial Río Seco S.A. (h)	100.00	-	100.00	-

(e)	Project for the expansion of El Brocal operations –

On August 15, 2008, the Board of Directors of El Brocal approved a project to expand its operations in order to reach a treatment level of 18,000 DMT per day of ore. In October 2010 and January 2011; El Brocal concluded the first and second stages of the Project, respectively, which allowed expanding the treatment capacity of the mining unit in 9,490 DMT per day.

2

Notes to the interim consolidated financial statements (unaudited) (continued)

As of March 31, 2012 and December 31, 2011, the works related to the project to expand operations, which costs have been capitalized, considering the project economic feasibility study by El Brocal’s Management criteria, are the following:

	2012	2011
	US$(000)	US$(000)
Mine development costs
Expansion of Tajo Norte – Marcapunta Norte	16,433	16,429

Mining concessions and property, plant and equipment
Expansion of refining plant capacity to 18,000 DMT	109,120	103,337
Optimization of crushing plant and conveyor belt	20,609	17,018
New offices and camps	13,997	13,350
Construction of Huachacaja tailings areas	9,889	7,825
Expansion of power grid	8,056	7,941
Support area	3,322	3,067
Program management	2,476	2,476
Other minor activities	2,883	2,857

Total	186,785	174,300

(f)	Capital stock reduction of Minera La Zanja S.R.L. (La Zanja) -

In Shareholders´s Meeting held on January 26, 2012 agreed to reduce the capital stock of La Zanja in US$27,000,000, through contributions return in cash. This agreement was registered in Public Registers on March 30, 2012. The amount of the return to non-controlling interest amounted to US$12,674,000.

(g)	Construction of hydroelectric power station –

In November 2009, the Consorcio Energetico de Huancavelica S.A. Board of Directors approved the construction of the 90.6 MW capacity Huanza Hydroelectric Power Station, located in the Santa Eulalia river valley. This investment of US$145,000,000, is in progress since March 2010; its construction is expected to take thirty-three months. This project is being financed with a US$119,000,000 financial leasing agreement executed with Banco de Credito del Peru and with Consorcio Energetico de Huancavelica S.A.’s own resources.

3

Notes to the interim consolidated financial statements (unaudited) (continued)

As of March 31, 2012 and December 31, 2011, the work related to the construction of Huanza Hydroelectric Power station is the following:

	2012	2011
	US$(000)	US$(000)
Development cost
Concessions and others	2,142	2,142

Property, plant and equipment
Water conductor system	61,279	50,468
Preliminary work	39,650	41,812
Borrowing cost	7,119	6,364
Access road	6,394	6,305
Round house and yard keys	3,701	3,128
Transmition line in 60 KV	2,773	2,766
Conduction tube line – Conay river	2,645	2,189
Other minor activities	5,383	4,335

	128,944	117,367

Total	131,086	119,509

(h)	Construction of washing plant, sulfuric acid and manganese sulfate –

The project is located in the community of Lomera in Huaral at 102 kilometers from Lima. The main objective of this project is to wash with sulfuric acid, the manganese content in the lead-silver concentrate of Uchucchacua mining unit to reduce the level of manganese and to obtain a higher value added in ore concentrate. This process will also improve and increase recovery of silver reserves. For the treatment of gaseous effluents of the process, a sulfuric acid recovery plant will be installed, that will be used for the acid wash of the concentrate.

The total estimated investment for the construction of the washing plant, the plant of sulfuric acid and manganese sulphate plant amounted to US$80,000,000 and it is expected to be completed in the third quarter of 2012. As of March 31, 2012, the investment in this project amounted to US$38,929,000 (US$27,606,000 as of December 31, 2011).

4

Notes to the interim consolidated financial statements (unaudited) (continued)

2.	Interim unaudited consolidated financial statements

Basis of presentation -

The interim unaudited consolidated financial statements for the three month periods ended

March 31, 2012 and 2011 had been prepared in conformity with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements does not include all the information and disclosures required in the Company’s annual consolidated financial statements and should be read together with the consolidated financial statements as of December 31, 2011.

Significant accounting principles and practices -

The criteria and accounting basis used by the Company in preparing the accompanying interim consolidated financial statements are consistent to those used in the preparation of the Company’s annual consolidated financial statements.

3.	First time adoption of International Financial Reporting Standards (“IFRS”)

As part of the first adoption of the International Financial Reporting Standards (IFRS) in Peru, as of October 14, 2010, through Resolution N°102-2010-EF/94.01.1, the Superintendence of Securities Market (“SMV”, before CONASEV), required to all legal entities under its supervision to adopt IFRS since the year 2011.

For periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Generally Accepted Accounting Principles in Peru (Peru GAAP). These consolidated financial statements, for the year ended December 31, 2011, are the first the Company has prepared in accordance with IFRS, in which the Company has applied IFRS 1 “First Time Adoption of International Financial Reporting Standard” in the opening balance as of January 1, 2010, transition date to IFRS. The IFRS 1 application implies that all the standards are apply retrospectively at the transition date, including certain mandatory exceptions and voluntary exemptions defined in the standard. The remeasurements included by the Company as part of its adoption had been disclosed in note 3 of the consolidated financial statements as of December 31, 2011, 2010 and as of January 1, 2010 and are equal to the ones included in the interim unaudited consolidated financial statements.

5

Notes to the interim consolidated financial statements (unaudited) (continued)

3.1.	Reconciliation of the consolidated income statement –

Reconciliation between the income statement under the Generally Accepted Accounting Principles in Peru and IFRS for the three-month periods ended March 31, 2011 is provided bellow:

	Balance as of 31.03.2011 under Peru GAAP	Remeasurements (*)	Balance as of 31.03.2011 under IFRS
	US$(000)	US$(000)	US$(000)
Operating income
Net sales	363,480	-	363,480
Royalty income	12,267	-	12,267

Total income	375,747	-	375,747
Operating costs
Cost of sales, without considering depreciation and amortization	(111,512)	4	(111,508)
Exploration in units in operation	(22,259)	-	(22,259)
Depreciation and amortization	(21,393)	(110)	(21,503)
Royalties	(14,323)	-	(14,323)

Total operating costs	(169,487)	(106)	(169,593)

Gross income	206,260	(106)	206,154

Operating expenses
Administrative	(16,982)	-	(16,982)
Exploring in non-operating areas	(10,604)	-	(10,604)
Selling	(2,205)	-	(2,205)
Other, net	2,067	(58)	2,009

Total operating expenses	(27,724)	(58)	(27,782)

Operating income	178,536	(164)	178,372

Other income (expenses), net
Share in the results of associates	105,705	7,214	112,919
Interest income	3,335	-	3,335
Interest expense	(2,145)	-	(2,145)
Loss from currency exchange difference	(798)	-	(798)

Total other income, net	106,097	7,214	113,311
Income before income tax	284,633	7,050	291,683
Income tax	(45,539)	-	(45,539)

Net income	239,094	7,050	246,144

Attributable to:
Non-controlling interest	20,762	612	21,374
Owners of the parent	218,332	6,438	224,770

	239,094	7,050	246,144

Basic and diluted earnings per share attributable to owners of the parent, stated in U.S. dollars	0.82		0.88

Weighted average number of shares outstanding (common and investment), in units	254,442,328		254,442,328

(*)	Remeasurments are mainly explained as a consequence of the deemed cost of fixed assets and investment in associates. See note 3.5 of the consolidated financial statements as of December 31, 2011, 2010 and as of January 1, 2010.

6

Notes to the interim consolidated financial statements (unaudited) (continued)

3.2.	Reconciliation of the consolidated statement of comprehensive income -

Reconciliation between the consolidated statement of comprehensive income under the Generally Accepted Accounting Principles in Peru and IFRS for the three-month periods ended March 31, 2011 is provided bellow:

	Balance as of 31.03.2011 under Peru GAAP	Remeasurements	Balance as of 31.03.2011 under IFRS
	US$(000)	US$(000)	US$(000)

Net income	239,094	7,050	246,144

Net change in unrealized gain on hedging derivative financial instruments	4,483	-	4,483
Income tax for the effect in unrealized gain on hedging derivative financial instruments	(1,345)	-	(1,345)

	3,138	-	3,138

Net change in unrealized gain on other investments	50	-	50
Income tax for the effect in unrealized gain on other investments	(15)	-	(15)

	35	-	35

Other comprehensive income	3,173	-	3,173

Total comprehensive income	242,267	7,050	249,317

Attributable to:
Owners of the parent	219,612	6,438	226,050
Non-controlling interest	22,655	612	23,267

Total comprehensive income	242,267	7,050	249,317

3.3.	Reconciliation of the consolidated statement of cash flows –

The IFRS adoption has no significant effects upon the reported cash flows for operating, investment and financing activities.

4.	Seasonality of operations

The Company and its subsidiaries operate continuously without major fluctuations due to seasonality.

7

Notes to the interim consolidated financial statements (unaudited) (continued)

5.	Cash and cash equivalents

(a)	The table below presents the components of this caption:

	As of March 31, 2012	As of December 31, 2011
	US$(000)	US$(000)

Cash	815	908
Bank accounts	120,836	71,883
Time deposits (b)	392,441	398,056

	514,092	470,847

(b)	The table below presents the components of time deposits as of March 31, 2012:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 4 to 87 days	Between 0.14 and 1.75	369,000
Nuevos Soles	From 16 to 31 days	Between 3.98 and 4.02	23,441

			392,441

The table below presents the components of time deposits as of December 31, 2011:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 5 to 63 days	Between 0.50 and 1.42	381,000
Nuevos Soles	From 42 to 90 days	Between 4.05 and 4.35	17,056

			398,056

8

Notes to the interim consolidated financial statements (unaudited) (continued)

6.	Inventory, net
(a)	The table below presents the components of this caption:

	As of March 31, 2012	As of December 31, 2011
	US$(000)	US$(000)

Products in process	137,369	140,775
Spare parts and supplies	44,015	41,205
Finished goods (b)	37,302	19,026
	218,686	201,006
Provision for impairment of value of inventory	(4,020)	(3,053)
	214,666	197,953
Less non-current portion (c)	(49,561)	(48,845)

	165,105	149,108

(b)	The increase of finished goods of US$18,276,000 is explained by the increased inventory of lead and silver concentrate in Uchucchacua mining unit maintained by the Company, which is pending to be delivered to clients at the date of the consolidated financial statements. As of March 31, 2012 and December 31, 2011, the inventory of lead and silver concentrate in Uchucchacua mining unit amounted to US$25,804,000 and US$11,043,000, respectively.

(c)	The table below presents the detail of classified mineral that is kept primarily in piles nearby Tajo Norte, mine of El Brocal, as of March 31, 2012 and December 31, 2011:

	2012		2011
	US$(000)	DMT	US$(000)	DMT

Type I and II (copper mineral)	7,672	774,563	8,584	859,556
Type III (lead/zinc mineral)	56,904	2,618,061	53,468	2,828,274
	64,576	3,392,624	62,052	3,687,830

Non-current portion	49,561		48,845

Current portion	15,015		13,207

As part of the mining unit preparation to extract and treat mineral to a 18,000 DMT per day, the Management decided to accumulate the material with metal content in stock nearby to Tajo Norte in order to be treated when the expansion operation plant, which is estimated to be in the first semester of 2013.

9

Notes to the interim consolidated financial statements (unaudited) (continued)

7.          Investments in associates

(a)	The table below presents the components of this caption:

	Share in shareholders´equity		Amount
	As of March 31, 2012	As of December 31, 2011	As of March 31, 2012	As of December 31, 2011
	%	%	US$(000)	US$(000)

Investments held under the equity method
Minera Yanacocha S.R.L. (c)	43.65	43.65	1,400,408	1,312,051
Sociedad Minera Cerro Verde S.A.A. (c)	19.349	19.349	647,732	602,790
Compañía Minera Coimolache S.A.	40.095	40.095	13,025	9,879
Canteras del Hallazgo S.A.C. (e)	49.00	49.00	5,199	5,237
Other minor investments			4,924	5,047

			2,071,288	1,935,004

(b)	The table below presents the net share in gain (loss) of associates:

	For the quarters ended as of March 31,
	2012	2011
	US$(000)	US$(000)

Minera Yanacocha S.R.L.(c)	88,153	48,211
Sociedad Minera Cerro Verde S.A.A. (c)	44,942	70,986
Compañía Minera Coimolache S.A.	8,268	(275)
Canteras del Hallazgo S.A.C. (e)	(5,377)	(6,003)

	135,986	112,919

(c)	The investments held in Yanacocha (a gold mine located in Cajamarca, Peru), through Compañia Minera Condesa S.A., and Cerro Verde (a copper mine located in Arequipa, Peru), represent the Company’s most significant investments. The share in their results has been significant in relation to the Company’s net earnings in the quarters ended as of March 31, 2012 and 2011.

(d)	Yanacocha is developing the Conga project, which consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc. As of April 17, 2012, the independent experts hired by Peruvian Government, issued the international report on water component of the environmental impact study for Conga mining project, which validates the environmental study approved in 2010 and includes recommendations for improvement. Yanacocha´s Management is considering the impact of incorporating these recommendations into the project, which remains suspended.

10

Notes to the interim consolidated financial statements (unaudited) (continued)

(e)	Canteras del Hallazgo S.A.C.: Proyecto Chucapaca -

The mining project is located in Moquegua. There are evidences of gold, copper and silver in Chucapaca project zone, at Canahuire deposit.

As of March 31, 2012, the project is in Feasibility and Environmental Studies, which are expected to be concluded at the end of 2012 and it continues with exploration works in order to dimension the magnitude of mining field. Based on investment program agreed with the other shareholder, the Company disbursed contributions which allow the project development. As of March 31, 2012, shareholders´ contribution amounted to US$108,716,000 (US$97,820,000 as of December 31, 2011).

8.	Mining concessions, development cost and property, plant and equipment, net

The caption of mining concessions, development cost and property, plant and equipment, net increased from US$830,997,000 as of December 31, 2011 to US$879,695,000 as of March 31, 2012, mainly explained by investments related to the project for the expansion of El Brocal operations amounted to US$12,485,000 and the construction of Huanza hydroelectric power station amounted to US$11,577,000, see note 1(e) and (g), respectively.

9.	Other accounts payable

The caption of other accounts payable increased from US$40,098,000 as of December 31, 2011 to US$72,080,000 as of March 31, 2012, mainly explained by the accounts payable to Newmont Mining Corporation related to reduce the capital stock of Minera La Zanja S.R.L. amount to US$12,674,000, see note 1(f). Additionally, it was an increased in tax payable amount to US$7,148,000, as a consequence of the Company´s increase in sales.

10.	Provisions

The caption of provisions decreased from US$177,815,000 as of December 31, 2011 to US$137,434,000 as of March 31, 2012, mainly explained by the workers´ profit sharing paid during March amounted to US$33,153,000. Additionally, in January 2012 stock appreciation rights were paid amounted to US$16,732,000.

11

Notes to the interim consolidated financial statements (unaudited) (continued)

11.	Financial obligations

The table below presents the detail of long-term debt as of March 31, 2012 and December 31, 2011:

	Original amount	Period	Guarantee	Annual interest rate	Maturities	2012	2011
	US$ (000)					US$(000)	US$(000)

Empresa de Generacion Huanza S.A. Banco de Credito del Perú - Financial leasing	119,000	10 year	Joint surety	Three-month Libor plus 4.00% (4.468% as of March 31, 2012)	Quarterly maturities to during seven years from capitalization	115,643	105,042

Consorcio Energetico de Huancavelica S.A. BBVA Banco Continental - Working capital loan	10,000	4 year	None	Three-month Libor plus 1.25% (1.718% as of March 31, 2012)	Quarterly maturities of US$500,000 from June 2009 to June 2012	500	1,000
Other						66	72
						116,209	106,114

Non-current portion						(115,667)	(105,072)

Current portion						542	1,042

12

Notes to the interim consolidated financial statements (unaudited) (continued)

12.	Dividends payable
(a)	The table below presents the components of this caption:

	As of March 31, 2012	As of December 31, 2011
	US$(000)	US$(000)

Compañia de Minas Buenaventura S.A.A.	102,594	817
Sociedad Minera El Brocal S.A.A.	15,928	228
Other	7	7

	118,529	1,052

(b)	The detail of dividends declared for the quarters ended March 31, 2012 and 2011 is as follows:

Meeting	Date	Dividends declared	Dividends per share
		US$(000)	US$

2012 Dividends
Mandatory annual shareholders’ meeting	March 26, 2012	110,254	0.40
Less – Dividends granted to subsidiary		(8,475)

		101,779

2011 Dividends
Mandatory annual shareholders’ meeting	March 25, 2011	90,959	0.33
Less – Dividends granted to subsidiary		(6,992)

		83,967

Dividends pending of payment as of March 31, 2012 will be paid at the end of April 2012.

(c)	As of March 31, 2012 and 2011, the dividends due to non-controlling interest are made up as follows:

	2012	2011
	US$(000)	US$(000)

Sociedad Minera El Brocal S.A.A.	13,504	15,830
Minera La Zanja S.R.L.	10,796	-
S.M.R.L. Chaupiloma Dos de Cajamarca	4,920	4,000
Inversiones Colquijirca S.A.	2	3,288

	29,222	23,118

13

Notes to the interim consolidated financial statements (unaudited) (continued)

13.	Deferred income tax
(a)	The table below presents the components of this caption, according to the items that give rise to them:

	As March 31, 2012	As December 31, 2011
	US$(000)	US$(000)
Deferred asset for income tax
Tax – loss carryforward (*)	57,632	66,310
Difference in depreciation and amortization rates	30,643	28,039
Provision for closure of mining units, net	14,493	14,906
Loss from translation into U.S. dollars	10,270	9,060
Stock appreciation rights provision	10,131	13,317
Enviromental liability for Mina Santa Barbara	1,494	1,494
Embedded derivative from sale of concentrates	322	2,256
Other minor	8,882	9,837
	133,867	145,219
Less – allowance for uncertainty as to the deferred asset’s recoverability	(3,643)	(3,799)
	130,224	141,420
Deferred asset included in retained earnings
Derivative financial instruments	-	489
	130,224	141,909
Deferred assets for mining royalties and special mining tax included in results
Exploration expenses	1,635	2,157
Embedded derivatives from sale of concentrate	708	335
Final price adjustment of open provisional liquidations	-	828
Hedging derivative instruments	81	-
	2,424	3,320
Total deferred asset	132,648	145,229

Deferred liability for income tax included in results
Differences in amortization rates for development costs	(15,695)	(14,885)
Deemed cost of fixed assets	(3,315)	(3,379)
Embedded derivatives from sale of concentrate	(564)	(200)
Unrealized loss on financial instruments	-	(384)
Other	(245)	(245)
	(19,819)	(19,093)

14

Notes to the interim consolidated financial statements (unaudited) (continued)

	As of March 31, 2012	As of December 31, 2011
	US$(000)	US$(000)

Deferred liability for mining royalties and special mining tax included in results
Deemed cost of fixed assets	(465)	(501)
Embedded derivatives from sale of concentrate	(83)	(43)
Final price adjustment of open provisional liquidations	(30)	-
Derivative financial instruments	-	(54)
	(578)	(598)
Total deferred liability	(20,397)	(19,691)

Deferred asset, net	112,251	125,538

(*)	According to the Company´s Management projections, the total of deferred asset related to tax-loss carryforward will be consumed in 2013.

(b)	The current and deferred portions of the expense for income tax included in the consolidated statements of income for the quarters ended March 31, 2012 and 2011 are made up as follows:

	2012	2011
	US$(000)	US$(000)
income tax
Current	(24,836)	(28,008)
Deferred	(13,301)	(17,531)
	(38,137)	(45,539)

Mining royalties and Special Mining Tax
Current	(8,526)	-
Deferred	(1,012)	-
	(9,538)	-

	(47,675)	(45,539)

15

Notes to the interim consolidated financial statements (unaudited) (continued)

14.	Net sales
(a)	The table below presents the net sales for the quarters ended as of March 31, 2012 and 2011:

	2012	2011	Increase (decrease)
	US$(000)	US$(000)	US$(000)
Net sales by product
Gold (i)	218,670	167,742	50,928
Silver (ii)	90,551	117,133	(26,582)
Copper (iii)	47,740	69,651	(21,911)
Zinc	16,219	18,774	(2,555)
Lead	4,452	7,211	(2,759)
	377,632	380,511	(2,879)
Penalties	(33,083)	(33,768)	685
Final liquidations for previous year	(14,549)	7,306	(21,855)
	330,000	354,049	(24,049)
Adjustment to open provisional liquidations	13,137	(2,534)	15,671
Embedded derivative from sale of concentrates (iv)	6,212	9,491	(3,279)
Loss in hedging operations (v)	(268)	(4,236)	3,968
	349,081	356,770	(7,689)
Net sales by services, electric power and other minors	9,900	6,710	3,190

	358,981	363,480	(4,499)

The principal variations during the quarters ended March 31, 2012 compared with the same period of 2011, are explained below:

(i)	Increase of US$50,928,000 in gold sales resulting from the effect of a higher gold price (23.59 per cent increase) and a greater volume sold (5.47 per cent increase). See note 18. The increased volume sold is mainly due to the accumulated inventory held as of December 31, 2011 of gold ounces from La Zanja mining unit, partially offset by the decrease of gold sales from Orcopampa mining unit and Antapite. The decrease in gold production in the Company´s mining units is mainly explained for lower mineral laws and low quality rock.

(ii)	Decrease of US$26,582,000 in silver sales resulting from the effect of a lower silver volume sold (23.97 per cent decrease), partially offset by a higher silver price (1.32 per cent increase). See note 18. The decreased volume sold is mainly due to low ounces produced in Julcani and Colquijirca mining unit during the quarter of 2012, as a consequence of the lower mineral laws treated in those mining units.

(iii)	Decrease of US$21,911,000 in copper sales resulting from the effect of a lower copper volume sold (20.26 per cent decrease) and a lower copper price (13.29 per cent decrease), mainly due to low volume sold by Colquijirca mining unit (21 per cent decrease). During the first quarter of 2011, the total mineral treated in Colquijirca mining unit was related to copper concentrate production, in the other hand, during the same period of 2012, this mineral represented 64 per cent; the remaining production was related to zinc concentrate. See note 18.

16

Notes to the interim consolidated financial statements (unaudited) (continued)

(iv)	Decrease of US$3,279,000 in the sales for the embedded derivative effect, as result of prices fluctuation in the final commercial liquidations.

(v)	Increase of US$3,968,000 in income due to metal price hedging transactions resulting from a higher differences between the prices fixed for hedging and the market prices, as well as the higher volume of settlement hedging during the year 2012 compared to the year 2011.

(b)	The trade accounts receivable, net caption decreased in 25 per cent, from US$172,569,000 as of December 31, 2011 to US$129,550,000 as of March 31, 2012, mainly due to the proceeds from gold and silver sales to major clients.

15.	Operating cost

The cost of sales without depreciation and amortization caption, increased in 19.58 per cent of US$111,508,000 in the first quarter of 2011 to a US$133,341,000 for the same period of 2012. This variation of US$21,833,000 is mainly due to:

(i)	Production cost of La Zanja mining unit increased to US$5,778,000, from US$5,040,000 during the first quarter of 2011 to US$10,818,000 in the same period of 2012. This occurred mainly due to high volume in gold ounces sold during the first quarter of 2012 compared to the same period in 2011.

(ii)	Increase of El Brocal´s cost of sales as a consequence of an increase in “Services rendered by contractors” by US$3,105,000 ( US$21,401,000 and US$18,296,000 in the first quarter of 2012 and 2011, respectively), mainly due to high development and preparation expenses in underground mine of Marcapunta Norte (US$6,147,000 in 2012 compared to US$3,102,000 in 2012).

16.	Administrative expense

Administrative expense caption increased from an expense of US$16,982,000 in the first quarter of 2011 to an expense of US$29,818,000 for the same period of 2012, for US$7,315,000 in the first quarter of 2012 mainly due to record long term officers’ compensation of Buenaventura and Subsidiaries provision, while in 2011 was not necessary to record any amount.

17

Notes to the interim consolidated financial statements (unaudited) (continued)

17.	Related-party transactions
(a)	The Company (through its subsidiaries) had the following transactions with its associates for the three-month periods ended March 31, 2012 and 2011:

	2012	2011
	US$(000)	US$(000)
Minera Yanacocha S.R.L. :
Paid royalties to:
S.M.R.L. Chaupiloma Dos de Cajamarca	18,057	12,267
Services received by:
Consorcio Energético de Huancavelica S.A. (Electric power transmition and work construction)	940	1,197
Buenaventura Ingenieros S.A (Implementation of specific work orders )	2,450	640

Compañia Minera Coimolache S.A.:
Dividends received	2,406	-

(b)	As a result of the transactions indicated in paragraph (a), the Company had the following accounts receivable and payable from related parties:

	As of March 31, 2012	As of December 31, 2011
	US$(000)	US$(000)
Accounts receivable
Compañia Minera Coimolache S.A. (c)	53,323	53,971
Minera Yanacocha S.R.L.	29,090	25,441
Others	-	275
	82,413	79,687
Less – non-current portion	(46,807)	(32,262)

	35,606	47,425
Accounts payable
Compañía Minera Coimolache S.A.	1,223	1,293
Minera Yanacocha S.R.L.	526	594
Others	289	-
	2,038	1,887
Less – non-current portion	(936)	(1,004)

	1,102	883

(c)	On October 18, 2010, the Shareholders´Meeting of Compañia Minera Coimolache S.A. approved the development program and financial support of Tantahuatay Project; the total budget of the project was estimated in US$110,000,000 and the project financing structure should be: 30% shareholders´s equity and 70% loans from shareholders. As of March 31, 2012, the loan generates a calculated interest with a LIBOR interest rate to 6 months plus 3%.
18.	Statistical data (unaudited)

The Company’s statistical data related to the volume of inventories sold and average sale prices by product for the three-month periods ended March 31, 2012 and 2011 are as follows

18

Notes to the interim consolidated financial statements (unaudited) (continued)

(a)	Volumes sold (metallic content):

	2012		2011

Gold	127,017	OZ	120,426	OZ
Silver	2,810,762	OZ	3,697,027	OZ
Lead	2,136	MT	2,772	MT
Zinc	7,943	MT	7,888	MT
Copper	5,714	MT	7,166	MT

(b)	Average sale prices:

	2012		2011
	US$		US$

Gold	1,721.47	/OZ	1,392.86	/OZ
Silver	32.20	/ OZ	31.78	/OZ
Lead	2,084.68	/ MT	2,601.17	/MT
Zinc	2,042.08	/ MT	2,423.29	/MT
Copper	8,360.62	/ MT	9,641.81	/MT

19

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: May 30, 2012